Exhibit 99.1

BOS Reports Financial Results for the Third Quarter of the Year 2023

RISHON LE ZION, Israel, November 30, 2023 – BOS Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC) reported its financial results for the third quarter of the year 2023.

Third Quarter 2023 Statements of Operations Highlights:

●	Revenues for the third quarter of 2023 grew by 8.5% to $9.8 million from $9.0 million in the comparable quarter last year.

●	Operating profit for the third quarter of 2023 increased by 87.7% to $441,000 from $235,000 in the comparable quarter last year.

●	EBITDA for the third quarter of 2023 increased by 70.4% to $600,000 from $352,000 in the comparable quarter last year.

●	Financial expenses for the third quarter of 2023 increased to $128,000 from $3,000 in the comparable quarter last year due to currency exchange costs between the NIS and the US$.

●	Net income for the third quarter of 2023 increased by 14.2% to $313,000 or $0.05 per basic share compared to $274,000 or $0.05 per basic share in the third quarter of the year 2022.

Balance sheet Highlights:

Cash and cash equivalents amounted to $1.2 million as of September 30, 2023, compared to $1.8 million in December 31, 2022. The decrease in cash is attributed mainly to investing activities as reflected in our long-term assets. During the first nine months of 2023, we paid $ 351,000 for the purchase of distribution rights of electronic components (for the Supply Chain division). We also paid $68,000 on account of the Dagesh acquisition we made in 2022 (for the RFID division).

Trade receivables amounted to $11.6 million and 95 aging days as of September 30, 2023, compared to $10.8 million and 95 aging days as of December 31, 2022.

Inventories as of September 2023 amounted to $7.2 million and 76 aging days compared to $6.4 million and 72 aging days in December 2022. The increase in inventory is attributed to projects in process in the Robotic division.

Bank loans (short and long) amounted to $1.9 million as of September 30, 2023, roughly the same balance as of December 31, 2022.

Trade payables amounted to $6.7 million and 70 aging days as of September 30, 2023, compared to $8.0 million and 90 aging days as of December 31 2022. During 2022, we temporarily extended our vendor credit days to support our 25% growth in 2022.

Working capital amounted to $10.2 million as of September 30, 2023, compared to $9.4 million as of December 31, 2022.

Shareholders equity amounted to $18.4 million as of September 30, 2023, compared to $16.6 million as of December 31, 2022.

Ziv Dekel, BOS’ Chairman, stated: “BOS’ management has invested extensive resources to strengthen BOS’ market position and penetrate new business segments. I am pleased to see the positive results consistently yielded by these efforts.”

Eyal Cohen, BOS’ CEO, stated: “The relatively strong results in the first nine months of the year and our backlog for the remainder of the year 2023 advance us towards meeting our financial targets for 2023, despite the current security situation in Israel.”

BOS will host a conference call on November 30, 2023 at 9:00 a.m. EDT. A question-and-answer session will follow management’s presentation.

To access the conference call, please click on the following link:

https://us06web.zoom.us/j/86032588513?pwd=IZrcDvzp6KRbeUfXoxXBPNb1n1WMbL.1 or dial to: +1 646 876 9923, meeting ID - 860 3258 8513, passcode - 574037

For those unable to listen to the live call, a replay of the call will be available the next day on the BOS website: http://www.boscorporate.com

About BOS

BOS’ technologies enhance inventory processes through three business divisions:

●	The Intelligent Robotics division automates industrial and logistic inventory processes;

●	The RFID division marks and tracks inventory; and

●	The Supply Chain division manages inventory.

For additional information, contact: Eyal Cohen, CEO

+972-542525925 | eyalc@boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with US GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the US Securities and Exchange Commission.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. Moreover, the clash between Israel and Hezbollah in Lebanon, may escalate in the future into a greater regional conflict. It is currently not possible to predict the duration or severity of the ongoing conflict or its long term effects on our business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing, and could disrupt our business and operations, interrupt our sources and availability of supply and hamper our ability to raise additional funds or sell our securities, among others.

BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Revenues	$33,292	$30,183	$9,815	$9,045
Cost of revenues	26,174	23,713	7,765	7,046
Gross profit	7,118	6,470	2,050	1,999

Operating costs and expenses:
Research and development	114	128	36	40
Sales and marketing	3,612	3,599	1,143	1,215
General and administrative	1,342	1,508	430	509
Total operating costs and expenses	5,068	5,235	1,609	1,764

Operating income	2,050	1,235	441	235
Financial expenses, net	(471)	(532)	(128)	(3)
Other income, net	-	42	-	42
Income before taxes on income	1,579	745	313	274
Taxes on income	-	-	-	-
Net income	$1,579	$745	$313	$274

Basic net income per share	$0.28	$0.14	$0.05	$0.05
Diluted net income per share	$0.27	$0.14	$0.05	$0.05
Weighted average number of shares used in computing basic net income per share	5,720	5,498	5,747	5,702
Weighted average number of shares used in computing diluted net income per share	5,913	5,542	6,086	5,729
Number of outstanding shares as of September 30, 2023 and 2022	5,748	5,702	5,748	5,702

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,177	$1,763
Restricted bank deposits	159	130
Trade receivables	11,596	10,834
Other accounts receivable and prepaid expenses	843	1,414
Inventories	7,221	6,433

Total current assets	20,996	20,574

LONG-TERM ASSETS	245	260

PROPERTY AND EQUIPMENT, NET	3,349	3,270

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	1,065	1,110

OTHER INTANGIBLE ASSETS, NET	1,126	486

GOODWILL	4,895	4,895

Total assets	$31,676	$30,595

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short term loan and current maturities	$832	$586
Operating lease liabilities, current	220	301
Trade payables	6,724	7,984
Employees and payroll accruals	828	1,016
Deferred revenues	1,002	542
Advances net of inventory in process	212	47
Accrued expenses and other liabilities	944	719

Total current liabilities	10,762	11,195

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	1,130	1,294
Operating lease liabilities, non-current	764	827
Long term deferred revenues	285	241
Accrued severance pay	347	404

Total long-term liabilities	2,526	2,766

TOTAL SHAREHOLDERS’ EQUITY	18,388	16,634

Total liabilities and shareholders’ equity	$31, 676	$30,595

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Nine months ended September 30,		Three months ended September 30,
	2023	2022	2023	2022
Operating income	$2,050	$1,235	$441	$235
Add:
Amortization of intangible assets	120	76	48	31
Stock-based compensation	73	75	24	25
Depreciation	252	179	87	61
EBITDA	$2,495	$1,565	$600	$352

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
		Nine months ended September 30, 2023
Revenues	$10,091	$21,827	$1,463	$(89)	$33,292

Gross profit	2,454	4,588	77	-	7,119

Allocated operating expenses	1,636	2,700	187	-	4,523

Unallocated operating expenses*	-	-	-		546

Income (loss) from operations	$818	$1,888	$(110)	-	2,050

Financial expenses and tax on income					(471)

Net income					$1,579

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
		Nine months ended September 30, 2022
Revenues	$11,046	$18,442	695	-	$30,183

Gross profit (loss)	2,591	3,881	(2)	-	6,470

Allocated operating expenses	1,889	2,436	347	-	4,672

Unallocated operating expenses*	-	-	-		563

Income (loss) from operations	$702	$1,445	$(349)	-	1,235

Financial expenses and tax on income					(490)

Net income					$745

*	Unallocated operating expenses include costs not specific to a particular segment but are general to the group, such as expenses incurred for insurance of directors and officers, public company fees, legal fees, and other similar corporate costs.

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
		Three months ended September 30, 2023
Revenues	$3,143	$6,476	$206	$(10)	$9,815

Gross profit	658	1,335	57	-	2,050

Allocated operating expenses	539	841	57	-	1,437

Unallocated operating expenses*				-	172

Income from operations	$119	$494	$-	-	441

Financial expenses and tax on income					128

Net income					$313

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
		Three months ended September 30, 2022
Revenues	$3,352	$5,570	$123	-	$9,045

Gross profit	676	1,306	17	-	1,999

Allocated operating expenses	636	851	76	-	1,563

Unallocated operating expenses*				-	201

Income (loss) from operations	$40	$455	$(59)	-	235

Financial expenses and tax on income					39

Net income					$274

*	Unallocated operating expenses include costs not specific to a particular segment but are general to the group, such as expenses incurred for insurance of directors and officers, public company fees, legal fees, and other similar corporate costs.